1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 10, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC February 2025 Revenue Report

HSINCHU, Taiwan, R.O.C. – Mar. 10, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for February 2025: On a consolidated basis, revenue for February 2025 was approximately NT$260.01 billion, a decrease of 11.3 percent from January 2025 and an increase of 43.1 percent from February 2024. Revenue for January through February 2025 totaled NT$553.30 billion, an increase of 39.2 percent compared to the same period in 2024.

TSMC February Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	February 2025	January 2025	M-o-M Increase (Decrease) %	February 2024	Y-o-Y Increase (Decrease) %	January to February 2025	January to February 2024	Y-o-Y Increase (Decrease) %
Net Revenue	260,009	293,288	(11.3)	181,648	43.1	553,297	397,433	39.2

TSMC Spokesperson:	Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for February 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
February	Net Revenue	260,008,796	181,648,270
Jan. ~ Feb.	Net Revenue	553,296,834	397,433,397
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	111,070,036	37,323,000	22,563,000
TSMC Development**	35,217,426	1,968,000	984,000
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,715,418,067	2,729,396	2,729,396
TSMC**		246,000,000	246,000,000
TSMC***		470,489,024	312,557,024
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	215,875,109
	Mark to Market of Outstanding Contracts	171,754
	Cumulative Unrealized Profit/Loss	597,690
Expired Contracts	Cumulative Notional Amount	134,817,475
	Cumulative Realized Profit/Loss	(524,469)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	163,730
	Mark to Market of Outstanding Contracts	(1,422)
	Cumulative Unrealized Profit/Loss	(1,400)
Expired Contracts	Cumulative Notional Amount	355,388
	Cumulative Realized Profit/Loss	774
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	687,666
	Mark to Market of Outstanding Contracts	(5,999)
	Cumulative Unrealized Profit/Loss	(5,812)
Expired Contracts	Cumulative Notional Amount	1,411,197
	Cumulative Realized Profit/Loss	2,899
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	13,795,383
	Mark to Market of Outstanding Contracts	(83,849)
	Cumulative Unrealized Profit/Loss	(270,760)
Expired Contracts	Cumulative Notional Amount	20,716,965
	Cumulative Realized Profit/Loss	(245,873)
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(41,459)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,804,000
	Mark to Market of Outstanding Contracts	(18,919)
	Cumulative Unrealized Profit/Loss	(29,925)
Expired Contracts	Cumulative Notional Amount	4,536,240
	Cumulative Realized Profit/Loss	(13,219)
Equity price linked product (Y/N)		N